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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934
(Amendment No. 1)*

Neurex Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

641238 10 0
(CUSIP Number)

Gregory L. Johnson
Vice President and General Counsel
Warner-Lambert Company
201 Tabor Road
Morris Plains, New Jersey 07950
Phone No:  (201) 540-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 13, 1995
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  641238 10 0          Page 2 of 4 Pages

1  NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

WARNER-LAMBERT COMPANY
22-1598912

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
(b) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7  SOLE VOTING POWER
1,792,427

8  SHARED VOTING POWER
- -0-

9  SOLE DISPOSITIVE POWER
1,792,427

10  SHARED DISPOSITIVE POWER
- -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,792,427

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%

14  TYPE OF REPORTING PERSON*
CO


*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

                                               Page 3 of 4


This Amendment No. 1 to the Statement on Schedule 13D dated
September 29, 1993 filed by Warner-Lambert Company (the
"Purchaser") with respect to shares of Common Stock, par value
$0.01 (the "Securities"), of Neurex Corporation (the "Issuer") amends such Statement as follows:

1.  Item 3 is amended by adding the following at the end thereof:

The source of funds used in purchasing the Securities on November
13, 1995 is the working capital of the purchaser. The amount of such funds is $1,500,000.

2. Item 4(a) is amended by adding the following at the end thereof:

In September 1995 the Purchaser and the Issuer amended their agreement to provide that, assuming net proceeds of at least $12,000,000 in the Issuer's next offering of securities to the public, Purchaser would purchase $1,500,000 of Common Stock promptly following that offering at the public offering price and $1,500,000 of Common Stock by March 30, 1996 at a market average price.

3.  Items 5(a) and 5(c) are restated as follows:

(a)  The Purchaser owns 1,792,437 shares of Common Stock of the
Issuer, representing approximately 9.9% of the outstanding Common
Stock of the Issuer.

(c) On November 13, 1995, the Purchaser has purchased 333,334 additional shares of Common Stock of the Issuer at $4.50 per share.

                           SIGNATURE


After reasonable inquiry as to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to the Statement on Schedule 13D dated September 29, 1993 filed by Warner-Lambert Company with respect to shares of Common Stock, par value $0.01, of Neurex Corporation is true, complete and correct.

Dated: July 11, 1996


                                       WARNER-LAMBERT COMPANY


                                       ______________________
                                       Name:
                                       Title: